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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                      ELDER BEERMAN STORES CORPORATION
                              (NAME OF ISSUER)


                         Common Stock, no par value
                       (TITLE OF CLASS OF SECURITIES)


                                284 470 101
                                -----------
                               (CUSIP NUMBER)


                                  12/31/99
                         --------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

|X|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284-470-101       SCHEDULE 13G


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

          Whippoorwill Associates, Inc. 13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       498,995

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                 8  SHARED DISPOSITIVE POWER

                    498,995

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          498,995

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.3%

12  TYPE OF REPORTING PERSON*

          IA; CO

                                SCHEDULE 13G

This statement on Schedule 13G (this "Statement") amends the statement on
Schedule 13G filed on February 16, 1999 by Whippoorwill Associates, Inc. ("Whippoorwill") and relates to the Common Stock, no par value per share (the "Common Stock"), of Elder Beerman Stores Corporation (the "Issuer"). Whippoorwill is a registered investment adviser and has discretionary authority with respect to the investments of, and acts as agent for, its clients. The Common Stock reported in this Statement as beneficially owned by Whippoorwill as of December 31, 1999 is held in Whippoorwill's client accounts and the filing of this Statement shall not be construed as an admission that Whippoorwill is, for purposes of Section 13 of the Act, the beneficial owner of such securities. The percentages reported herein are based on their being 14,922,221 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on December 10, 1999. This statement on Schedule 13G reflects information as of December 31, 1999.

ITEM 1.
     (a)   Name of Issuer:  Elder Beerman Stores Corporation
     (b)   Address of Issuer's Principal Executive Offices:

           3155 El Bee Road
           Dayton, Ohio 45439


ITEM 2.
     (a)   Name of Person Filing:  Whippoorwill Associates, Inc.
     (b)   Address of Principal Business Office or, if none, Residence:

           11 Martine Avenue
           White Plains, New York  10606

     (c)   Citizenship:  Delaware
     (d)   Title of Class of Securities:  Common Stock, no par value
     (e)   CUSIP Number:  284-470-101

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
           78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   |X| An investment adviser in accordance with Section
           240.13d-1(b)(1)(ii)(E);

     (f)   |_| An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b) (1)(ii)(F);

     (g)   |_| A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

ITEM 4.       OWNERSHIP
              (a)   Amount beneficially owned: 498,995 shares
              (b)   Percent of class: 3.3%
              (c)   Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote: -0-
              (ii)  Shared power to vote or to direct the vote: 498,995
              (iii) Sole power to dispose or direct the disposition of:   -0-
              (iv)  Shared power to dispose or to direct the disposition of:
                          498,995
ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
              WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              Not Applicable.
ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not Applicable.
ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not Applicable.
ITEM 10.      CERTIFICATION
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                      2/14/00
                                              ----------------------
                                                       Date


                                               /s/ David Strumwasser
                                               ----------------------
                                                     Signature


                                        David Strumwasser/Managing Director
                                        -----------------------------------
                                                    Name/Title


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)